February 4, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             FTD Group, Inc.

Filed on Form S-1

Registration No. 333- 120723

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between January 27, 2005 and the date hereof 28,275 copies of the Preliminary Prospectus dated January 27, 2005 were distributed as follows: 25,990 to 5 prospective underwriters; 1,925 to 1,925 institutional investors; 350 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 1 to 1 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on Tuesday, February 8, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the

Prospective Underwriters

By:	/s/ (Goldman, Sachs & Co.)
(Goldman, Sachs & Co.)